

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

MAIL STOP 3561

January 12, 2010

Catherine M. Vaczy, Esq.
Vice President and General Counsel
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, New York 10170

> **Re:** **NeoStem, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2009**
> **File No. 333-163741**

Dear Ms. Vaczy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you incorporate by reference as disclosed beginning on page 104. We also note, however, the registration statement filed April 16, 2007 (File No. 333-140512), which appears to relate to an offering of penny stock within the last three years. Please

see General Instruction VII.D.1(c) of Form S-1. Please explain why you believe you are eligible to incorporate by reference or revise.

Certain Relationships and Related Party Transactions, page 97

2. It appears that the related transaction disclosure incorporated by reference does not include all information required by Item 404 of Regulation S-K. For example, it is unclear on what basis some persons and transactions are related, including the description of the April 2009 private placement and the transaction with Promethean. Please revise or advise.

Unaudited Proforma Condensed Combined Financial Statements, page F-2

3. Please explain to us how you have determined that Neostem, Inc. is the accounting acquirer in your October 30, 2009 merger transaction with China Biopharmaceuticals Holdings, Inc. In your analysis, please provide all relevant factors you considered in FASB ASC 805-10-55-12 through -13.

Unaudited Proforma Condensed Combined Balance Sheets, page F-2

4. Please disclose why you classify the Series C Convertible Preferred Stock in temporary equity within your unaudited proforma condensed combined balance sheet.

Notes to the Neostem Unaudited Proforma Condensed Combined Balance Sheets and Results of Operations, page F-5

5. We note in adjustment (a) you determined the fair value of the Series C Convertible Preferred Shares issued to be $17,254,550. Please tell us and disclose how you determined the fair value of the Series C Convertible Preferred Shares.

6. We note in adjustment (a) that you decreased the CBH consolidated net assets at September 30, 2009 by $4,053,457 for the loss on transfer of plant to EET. It appears to us that you reduced the book value of CBH by the fair value of the plant that was not part of the assets transferred in the merger. Please clarify the nature of and reason for this adjustment to the CBH consolidated net assets.

7. We note in adjustment (a) that funds advanced by RimAsia reduced the net assets acquired by $478,087. Please explain to us why the receipt of funds would reduce net assets and clarify your disclosure accordingly.

8. We note in adjustment (a) that you calculated "Goodwill" to be $29,284,061. Please revise the caption to reflect that the calculated amount represents other identified intangible assets and adjustments to fair value that are not yet determined.

9. We note in adjustment (c) that you will have issued 13,953,505 shares of common stock at the conclusion of the transactions described. We could not reconcile this total number of shares of common stock to your disclosures. Please reconcile how the total amount of shares was reached.

10. We note that you adjusted intangible assets and other assets to reflect, as explained in adjustment (f), "the loss as a result of the transfer of land and building to EET, the value of the lease during the remainder of the construction period, and assigns the loss proportionately to CBH and EET". Please clarify why the adjustment impacts intangible assets and other assets and how you determined the amount of the adjustments.

11. We note your explanation of adjustment (i). However, we were unable to locate the adjustment within your proforma financial statements. Please clarify where the adjustment is located.

Note 10 – Subsequent Events, page F-86

12. We note on page F-89 that the Series C Convertible Preferred Stock is initially convertible at $0.90 per share. Please tell us whether the conversion rate is subject to change, and if so, disclose how the rate may change.

13. We note that the Series C Convertible Preferred Stock is initially convertible at $0.90 per share. Please tell us whether you recorded a beneficial conversion feature and describe to us the basis for your determination.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory Sichenzia, Esq.
        Andrew Smith, Esq.
        FAX: (212) 930-9725